Exhibit 99.1

Transcript of Conference Call

Edited Transcript

The Female Health Company

Second Quarter of FY2016 Operating Results Conference Call

April 28, 2016 at 11:15 a.m. Eastern
CORPORATE PARTICIPANTS
O.B. Parrish - Chief Executive Officer of The Female Health Company
Mitch Steiner - President and Chief Executive Officer of Aspen Park Pharmaceuticals

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to The Female Health Company’s Second Quarter Fiscal Year 2016 Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the * key followed by 0. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

The statements made on this conference call that are not historical in nature are forward-looking statements, including those regarding the outlook for the Company’s business and those regarding proposed merger transaction between FHC and Aspen Park Pharmaceuticals and the integration of our two businesses. Such forward-looking statements reflect the Company’s current assessment of the risks and uncertainties related to its business. The Company’s actual results and future developments could differ materially from the results or developments in such forward-looking statements.

Factors that may cause actual results or developments to differ materially includes such things as product demand and market acceptance; the timing of receipt and shipment of large orders, competition; the ability to execute on new business strategies; the risks that the proposed transaction with Aspen Park Pharmaceuticals may not be completed in a timely manner or at all; risks that the proposed transaction could disrupt current plans and operations; risks related to the development of Aspen Park’s product portfolio and its business; and other risks detailed in the Company’s press releases, shareholder communications and Securities and Exchange Commission filings. For additional information regarding such risks, the Company urges you to review its 10-Q and 10-K SEC filings.

I would now like to turn the conference over to Mr. Parrish. Please go ahead.

OB Parrish

Thank you Dino. Welcome to The Female Health Company’s Second Quarter 2016 Conference call. Michele Greco, our Executive Vice President and CFO, is here with me in our Chicago office.

This morning I’ll make two brief comments regarding the Company’s strategic objectives, then I’ll cover the financial results, key factors that may impact future results. Finally, I’ll address the future outlook, including the proposed merger with Aspen Park Pharmaceuticals. Mitch Steiner, President of Aspen Park Pharmaceuticals is participating today to assist in answering questions regarding the merger.

As usual, when I refer to years, I am referring to the company’s fiscal year, which ends September 30th unless otherwise noted.

In July 2014, the Company established two strategic objectives; first, diversifying its product line and second, increasing the marketing of FC2. The rationale for diversification was based on the significant risk of continuing as a single product company, with increasing competition with dependence on public funding. The proposed merger with Aspen Park Pharmaceuticals would fulfill our diversification objective and provide a remarkable opportunity for current and future investors. I’ll address this in detail when discussing the outlook.

Second, the board has approved an FC2 commercial consumer marketing program in the U.S. based on a review of changes in the U.S. market, contingent on submission of the detailed creative program and budget. We believe the proposed merger will enhance the FC2 consumer marketing opportunity.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

Turning to financial results, we believe the results from the quarter and first half reflect the volatility of the public sector market in reference to the timing of tenders, awards and shipments of major orders rather than any change in basic demand. In late 2014, the Company was awarded a record tender by Brazil for up to 50 million FC2 units. This resulted in orders of 40 million units, a significant portion was shipped in the second quarter of 2015, creating a record second quarter and first half. The primary differences in revenues and results between 2016 and 2015 are due to the comparison of shipments to Brazil.

Specifically in the second quarter unit sales totaled $9.2 million, down 56% from the second quarter of 2015. Net revenues for the quarter totaled $4.8 million, a decrease of 57% from $11.0 million in the prior year quarter.

Gross profit decreased 55% to $2.8 million for a margin of 60% compared with $6.4 million for a margin of 58% in the prior year quarter.

Operating expenses decreased $670,000 or 19% to $2.8 million from the prior year quarter.

It’s important to note that during the quarter the Company incurred investment expense with no current return related to the evaluation of the FC2 consumer program and diversification program, totaling $648,683.

Operating income for the quarter totaled $70,425, compared to $2.9 million in the prior year quarter. Net income totaled $35,045, down from $1.7 million in the second quarter of 2015. Earnings per share were breakeven, a decrease from the $0.06 per share in the prior year quarter.

It is important to note that the company remained profitable despite a 56% decrease in revenues and funding investment expenses of $648,683 with no current return. Excluding these investment expenses, operating income totaled $719,108 for an operating margin of 14%.

Operating income excluding the investment expenses is a non-GAAP financial measure, we believe that this non-GAAP financial measure is useful for investors as a supplemental measure to evaluate our overall performance. A reconciliation of this appears along with our press release.

For six months, unit sales totaled $24.5 million, down 25% from the first six months of 2015. Net revenues totaled $13 million, a decrease of 26% from $17.6 million in the prior year period.

Gross profit decreased 19% to $8.2 million, for a margin of 63% compared with $10.2 million for a margin of 58% in the prior year period.

Operating expenses for the first six months were $5.8 million, which was flat compared to the prior year. The investment expenses related to the evaluation of an FC2 consumer program and diversification totaled approximately $309,000 and $807,000 respectively, for a total of $1.116 million.

Operating income totaled $2.5 million, a decrease of 44% from $4.4 million in the prior period. The operating margin was 19% versus 25% in the first six months of 2015. Excluding the investment expenses of $1.116 million, operating income was $3.6 million for an operating margin of 28%.

Net income decreased 38% to $1,525,408 with a margin of 12% from $2,472,491 for a margin of 14% in the first six months of 2015. Earnings per diluted share were $0.05 per share, a decrease of 44% from $0.09 per share in the prior year period.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

Turning to the cash flow, cash flow from operations for the first half was a negative $1,311,679, which included the investment expense of $1.1 million and a negative change in operating assets of $4 million. Our Brazil receivable net of what we owe our distributor totals $13.4 million. The Company has received significant orders from Brazil over a 10-year period. During this period, we have experienced delays in payments, but never a default. To date no defaults have been reported in reference to the current situation in Brazil. Companies in Brazil and outside of Brazil are continuing to do business with the government. An important reason for this is Brazil has stronger liquidity position due to significant foreign currency reserves. To date in 2016, the Brazilian economy and currency has actually strengthened. Based on advice we’ve had from consultants and our own opinion, we believe that we will be paid the outstanding receivable.

Turning to tax loss carry forwards, due to the fact that as of December 31, 2013, the valuation allowance in Company’s deferred tax assets was fully reversed, the Company no longer recognizes tax benefits on its P&L statements. However, it is important to note that the net operating loss carryforwards will continue to be utilized to reduce cash payments for taxes charged. For the first six months of 2016, the Company recorded tax expense of $801,629. However, we paid only $168,220 in taxes or just 21% of the total charge recorded. This resulted in cash savings of $633,409 for the period.

As of March 31, the Company had tax loss carry forwards of $12.6 million in state and $13.0 million in federal in the U.S. and $61.9 million in the U.K., which may be used to significantly reduce future cash payments for taxes. The U.K. tax loss carry forwards don’t expire.

There are four key factors that may impact the Company’s future results. First, is diversification, the proposed merger with Aspen Park Pharmaceuticals is a cardinal element that will impact the future of the Company. I will cover this in more detail when we get to the outlook section.

The second factor is that while it will continue to be volatile, we expect the female condom market to grow in the long-term for two reasons; first, for the prevention of HIV/AIDS and other sexually transmitted infections and unintended pregnancies. HIV/AIDS remains a leading cause of death among women 15 to 44 years of age worldwide; 50% or more of all people living with and new cases of HIV/AIDS are women. In the U.S., 1 in 4, 18 to 24 year olds will contract a sexually transmitted infection annually. Unintended pregnancies caused American taxpayers $21 billion a year.

The second reason we believe the market will continue to grow is the Zika virus epidemic. The World Health Organization declared a global emergency regarding the Zika virus. It is transmitted by mosquitoes and through sex. The current Zika outbreak was first detected in Brazil and has now been reported in more than 40 countries. Women who are or become pregnant and are infected with the virus may give birth to babies with microcephaly resulting in small head size. It has also been linked to Guillain-Barre Syndrome and potentially may cause other neurological disorders.

Male and female condoms are the only products that can concurrently prevent pregnancy and sexual transmission of the Zika virus. Female condoms are an ideal choice for prevention due to the unique impact of the virus on women. I would like to note that in Brazil, the Ministry of Health recently issued a statement indicating pregnant women should use condoms, specifically mentioning the female condom, to prevent the transmission of Zika.

Due to the accelerated use of the female condom FC2 in Brazil, as a result of Zika, a new tender for female condom is under consideration. If they should issue such a tender, they would have to pay the receivables outstanding. In addition, the World Bank has considered funding such a tender.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

The third factor that will impact the future is the U.S. consumer marketing of FC2. As noted, the board approved a U.S. consumer promotion based on the evaluation of recent changes in the market. These changes include the fact that female condoms are now reimbursable under Obamacare, the increased focus on preventing unintended pregnancies and sexually transmitted disease among young women, and increased interest in non-hormonal birth control. The increased role of social media in marketing, increased U.S. drug retailer interest in contributing to health care. The increased online purchasing of such products, it is estimated 33% of male condoms are purchased online. We believe the consumer promotion will complement public sector promotion and increase the overall awareness and revenue the U.S.

The fourth factor that will impact the future is competition in education and training. The company has had competition in the global public sector for more than three years. The first competitive product was cleared by WHO in 2012. This year two additional competitive products were cleared by WHO: Velvet marketed by HLL and the Women’s Condom marketed by PATH. The FHC’s FC2 remains the only female condom with FDA approval. I should mention that Velvet is made of latex, and unlike FC2 is allergenic and more likely to rip and tear. The PATH product is made of polyurethane and is significantly more expensive than FC2.

To date the competition hasn’t been able to obtain a significant market share. The role of education and training is a key factor here. Product specific education and training increases the number of available products actually used in reducing the cost per protected sex act. The public sector is beginning to focus on the cost per protected sex act. The Company is the only company currently providing significant education and training for its products. I believe the four factors that I just reviewed will net a positive for the future of the Company.

Now, I would like to turn to the outlook. I believe the long-term outlook for FHC is excellent for three reasons. First, changes in the U.S. market that provide an excellent opportunity for FC2 consumer promotion.

Second, the fact that the female condom market will continue to grow. The United Nations joint program on AIDS estimates that since the beginning of the epidemic, condoms have averted 50 million new cases of HIV/AIDS and have called for the availability of 20 billion male and female condoms per year by the year 2020. There is the impact for the Zika virus in the market. And reflecting this, the Company has shipped over 500 million female condoms and has an average annual compound unit sales growth rate for 10 years of 16%.

Third and most important, is the proposed merger with Aspen Park Pharmaceuticals. The merger is transformative. If completed, it will provide the potential for long-term growth and enhance shareholder value for five reasons. First, it results in a high potential multiple product portfolio. Second, it provides proprietary product positions, three of which are subject to the potentially less risky, less costly and expedited 505 (b)(2) FDA regulatory approval process. As a result, this provides potential near-term revenue and cash flow.

Third, the merger will complement and enhance FC2’s consumer market opportunities. Fourth, the multiple product portfolios may capitalize on the Company’s public healthcare status and provide the potential for an increase in investor opportunity. And fifth, it brings an experienced and excellent management team for the new Company.

The FHC board approved the merger, after the Company had evaluated more than 100 potential opportunities and it completed a scientific intellectual property, legal and financial due diligence process.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

My personal support of the merger is based on two things; first, my own experience in the pharmaceutical industry, which is extensive. For those who may not know, at Pfizer I was Division VP for Pharmaceutical Marketing in the US at one time; later I managed two U.S. Pharmaceutical divisions and then I was EVP of the International Division where I was responsible for multiple businesses in certain countries and pharmaceutical marketing outside of the U.S. Later, at G.D. Searle, I was president of the Global Pharmaceutical Group, involving more than 7,000 people and 44 countries and 25 manufacturing facilities in 15 countries.

My second personal reason is based on my perspective of the opportunity as a significant shareholder.

In summary, I support the proposed merger for three reasons. It provides a remarkable opportunity to mitigate the risk associated with being a single product company. Second, the considerable upside potential of products and development, including products subject to the potentially lower risk, 505(b)(2) FDA regulatory approval process. And third, it comes with an experienced management team, specifically Mitch Steiner, who can help lead the Company for the long-term.

If the proposed merger with Aspen Park Pharmaceuticals is completed, we believe FHC will become a high growth company with multiple high potential products and continue to be the female condom market leader. I am enthusiastic and fully support the merger and recommend the support of all FHC shareholders.

Now we’ll take some questions, Dino.

Question-and-Answer Session

Operator

Okay. Ladies and gentlemen, at this time we will begin a question-and-answer session. To ask a question, you may press *1 on your telephone keypad. If you are using a speakerphone, we ask that you please pick up your handset before pressing the keys to ensure the best sound quality. To withdraw your question, please press *2. We do ask that you please limit your question to two at a time. If you have further questions, you may reenter the question queue. Once again, that is *1 to rejoin the question queue. We will pause momentarily to assemble our roster.

The first question comes from Peter Baker from Baker Investor. Please go ahead.

Peter Baker

Thank you. Thank you for taking my questions. As you know, the Zika virus epidemic has been around for about eight months now and it appears that based on today’s earnings call that new orders are not really materializing even for the public sector. The revenues reported for this past quarter just suggests that some other pricing and competition and global issues facing the FC2 are beginning to materialize. HLL, an Indian company, has the capacity and they are making basically a latex version of FC2 at a cheaper price, not to mention the other two global competitors out there. It appears that they must be taking some of the orders that otherwise Female Health Company should be getting. Given these earnings results, frankly, I’m very worried that if this merger with Aspen Park does not go through there will be very little left, if anything, of the Female Health Company. So I just have two questions. Where are the new orders for FC2 that are a response to the Zika virus? And the other is how many orders were awarded to HLL and your other comps instead of Female Health Company?

OB Parrish

In reference to your first question, in the public sector it takes a while for them to react in reference to funding for those. For example, Obama proposed that $1.9 billion be allocated to the Zika virus. Congress has been looking at it and just recently, after spending some time looking at it, agreed to provide an expedited clearance through the Congress. Of that $1.9 million, $335 million is to be

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

allocated to USAid, which purchases its products including female condoms and male condoms. Other groups have also volunteered to provide funds: the World Bank, $150 million and the World Bank is considering funding a new tender for Brazil. So while it takes time, I think there will be substantial orders for the Zika virus.

Secondly, in reference to competition, while it’s there, one of the competitors has been available for three years and they have nominal orders in terms of any total orders on female condoms, certainly less than 10% of the total. To date, we haven’t seen any HLL orders. That doesn’t mean they won’t receive them, but there are a number of issues including the education and training that are factors in this. I think that certainly we have to take into consideration the aspect of competitors, but I think that the female condom will continue to be the leading female condom.

Peter Baker

All right. Well, thank you, OB, for that. And while I understand where you’re coming from, I’m just - it’s just very clear to me that I just - I truly believe that the Female Health Company needs to complete this deal with Aspen Park really in order to survive. I mean, it just shows how vulnerable the company is with just a single product, but that’s just my opinion.

OB Parrish

I don’t disagree with the single product issue.

Peter Baker

Thank you very much.

Operator

The next question comes from Peter McMullen from IPC Global. Please go ahead.

Peter McMullen

Hi, OB, I have got two questions for you today. It seems like most of your sales are being financed into accounts receivable. Is there any chance that trend will change? And second question would be what’s happening with South Africa where you have a portion of the order, are you able to increase your market share on that order?

OB Parrish

Well, in reference to the first question, as I mentioned, we believe the Brazil receivable will be paid and two aspects to it are the fact that the Brazilians are considering issuing a new tender because of the Zika virus issue in Brazil. If they do that, according to their own rules, they would have to pay us and it may be that the Zika virus issue and the need for additional condoms will actually help us to get paid. In addition, the World Bank has considered funding a condom program in Brazil. If they did that it would not necessarily mean we’d get paid the receivable, but we certainly would get paid from World Bank. We’ve had no other problems with other receivables whatsoever, we’ve less than 1% bad debts over the last five years.

Peter McMullen

Does that mean that most of the sales in the quarter went to Brazil again?

OB Parrish

This quarter or last quarter?

Peter McMullen

Yep, this quarter

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

OB Parrish

Some went to Brazil, but significantly less than before.

Peter McMullen

Okay thanks. And South Africa?

OB Parrish

South Africa, that’s a very good question because one of the issues there relates to education and training. Actually, one competitor’s product was distributed there and it wasn’t highly used. And so we were contacted by officials there asking if we could help to provide education and training in the use of the competitive product, which we wouldn’t do, we would do it for our product, but it goes to the point I was making, Peter, that if you don’t have education and training, you may get a low use rate of the products available. In other words, if you distribute 1000 of them and only 200 are used, the cost for protected sex act is significant. If you distribute 1000 and 800 are used, it’s much less. And we’ve just seen an example of that in South Africa.

Peter McMullen

So does that mean your market share for that order is perhaps -

OB Parrish

We have received more than our original allocation was.

Peter McMullen

Thank you.

Operator

The next question comes from Steven Dearholt from The Health Company. Please go ahead.

Steve Dearholt

Hi OB, how are you today?

OB Parrish

Great.

Steve Dearholt

As you know, I was not entirely thrilled when we cut the dividends several years ago, but that’s water under the bridge. So I understand your decision to diversify because it makes sense for a public company to have more than just one product, so I’m calling in just to let you know that as a large shareholder with over almost 2.3 million shares that I am very much behind this merger with Aspen Park Pharma. And frankly, I’m very impressed with the fact that you are able to come up with a partner here that can bring four or five new products instead of just one. I was afraid it was just going to be one; this gives you many more shots and into especially large potential markets. So congratulations on that front.

The question that I have, and I am not sure that you are legally even able to say anything about this, but assuming the merger goes through, can you give us a guess of when do you think the first product might make it to market? That’s one question, and the other is the tax loss carry forward in the UK, do you have a strategy to be able to set up a company over there and maybe even get approvals faster to be able to run it through the UK and use up that tax loss carry forward?

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

OB Parrish

Well I will answer the second question. Certainly the tax loss carry forward will not be lost as a result of the merger if it is successful, and there may be a number of opportunities that could be developed to use that tax loss carry forward, Steve. Mitch, maybe you could answer the question on the timing for the first product.

Mitch Steiner

I’d be happy to. Mr. Dearholt, thank you for calling in and the good news is we have been out on the road talking to folks and they share the same sentiment you do about the Female Health Company and the Aspen Park merger, and so we are very, very excited about the potential.

You raised a good point, although we have five products, the one that is most closest to potential approval is the BPH product because essentially it is an extreme 505(b)(2), meaning that the expectation is to do one bio-equivalency study comparing the proprietary new formulation which is a powder to the table or capsule. And so the expectation is that we will do the bio-equivalency study starting the end of this year, beginning of 2017, and then at that point it as quickly as we can meet with the FDA and file the NDA. So the expectation is to file the NDA in 2017, which as you know is next year, and then we wait for the FDA, which you know 10 months later you are launching a product that doesn’t require a sales team. So that shows you how near-term that is and the cost for that BE study is, and everything leading to the BE study, is about $2.8 million. So that is not a lot of dollars as people like to associate with bio-tech. This is not bio-tech; this is measured products that have a history of efficacy and safety that we can leverage that somebody else paid the money in time for and how do we turn that into a big opportunity that we can take advantage of in our focus, which is men’s health and women’s health.

Steve Dearholt

Did you say you did not a sales force for this -

Mitch Steiner

That’s correct. Because it is a different formulation, you can focus on patients that are unable to swallow and this can become what we call a pharmacy switch strategy, meaning that the pharmacist can ask the patient can you swallow tablets or not. And also it turns out there are about three GPOs, group purchasing organizations that control about 90% of nursing homes. And so we focus in long-term care first and this can be done contracted with these folks, and the position in the nursing homes and the pharmacies can make a decision which patients with stroke, Parkinson’s, et cetera, would benefit from getting their medicines as a powder so they get an efficacious dose versus not. So that would be the first spot.

And as you know, the market is big. I mean the market for alpha blockers is in the order of $3 plus billion, and we are not asking to go out and get 50% market share, or 70% of the market share. If we can get 3% to 5% market share, it will dwarf what we are getting revenue-wise with the female condom.

OB Parrish

That also means, Mitch, which I think is interesting is that not only do you have a low cost very soon development of the product, but you also have a low marketing cost when you go in.

Steve Dearholt

Yeah, all of that is good stuff. Okay, thank you.

Mitch Steiner

Thank you.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

Operator

The next question comes from Joshua Horowitz from Palm Global. Please go ahead.

Joshua Horowitz

Thank you, Mitch, could you review again the math on how you get to the $300 million opportunity for the BPH product?

Mitch Steiner

I will be happy to and that is based on IMS data. And so the IMS data that I am referring to is from March of 2014 to March of 2015, looking at the entire class for BPH. And if you look at the entire class, the market is about $4.1 billion. And if you look at Tamsulosin, which is the version that we are making, the new formulation is of the active, which is Tamsulosin or the generic product, and that market according to IMS data is about $3.475 billion. Long-term care, if you got all of it, which is 13.43% total market share, it is about $336 million. So what we are assuming is that we are not going to be a generic price, we’ll be slightly higher than, we will be basically closer to the branded price, and that we think we will get significant portion of long term care, but the upside would be in the 15% of men over the age of 60 that are unable to swallow and so that is another market. And so if you look at just 10% of the total market, that would get you to a generic sized market will get you close to $300 million, but we are not going to be a generic price, so we think we can be less than that and still get close to that at peak.

Joshua Horowitz

So just to understand, if your price— what would your price be, what percentage of Flomax®?

Mitch Steiner

Flomax®, again, this is all subject to change based on where we are a year and half from now, but the assumption is that the branded price for Tamsulosin is closer to $5 and we would take a percentage of that, let’s say 70%, and these are individual packs, we will have the own NDC code and we will be on the compendium, which means that they are not considered an AB rated generic, this would be a solution to a problem. And so rather than be a “generic,” it would be 70% of a branded price because it is in new formulation and is a 505 (b)(2) as supposed to an NDA.

Joshua Horowitz

Understood, thank you.

Mitch Steiner

Thank you.

Joshua Horowitz

I’m just having hard time reconciling, if this opportunity is so massive and takes such little capital to get over the goal post, why give away half of your company to get it done?

Mitch Steiner

Because the view is not giving away half of our company, if you look at just today versus where we want to be, we want to be a big company. And a big company means you need to have early revenue generating products that will fuel the rest of the pipeline. So if it is a one-off, which is not what we are interested in, we are interested in building a real company, this would be a perfect company to jumpstart all the other products that we have so we can move towards self-funding, which is a different concept. A bio-tech it is not self-funding. Bio-tech you’re out there just raising money every time you

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

can raise money and it dilutes the shareholder, this is a different model. And so you hit exactly the nail on the head and that is we want to have a serious revenue product. If it turns out that we are half wrong, it’s still a big market. So I am not looking at where we are today; I am looking at where we want to go.

Joshua Horowitz

Thank you.

Operator

The next question comes from Eric Weinstein from Chancellor. Please go ahead.

Eric Weinstein

Oh, thanks. It sounds like there’s this disconnect, at least to me, between this perceived viability of the Female Health Company as a standalone verses its ability to fund diversification, and there are many ways to go about diversification. One way to do it, I suppose, is to trade some product diversification risk for product development risk, and it seems like we did a lot of that. There are other ways where you could look beyond life sciences and use the assets to leverage something else that would be more comparable when in the wheelhouse I think of an existing company. But I am trying to understand the disconnect between the perceived ability of the company to succeed on a standalone basis right now with the perceived value of it, and its ability to fund the development of these new drugs. The new drug portfolio, some may work, some may not. It may be 505 (b) (2) that’s less riskier than a bio-tech in the traditional sense, but in the scheme of risky assets this is still at the very upper echelon. So I guess I just can’t really put the pieces together between a declining company and a declining company that actually has the ability to fund a large drug portfolio that would still take many years to come to market; some may or may not succeed. I just can’t put the two together. If you can help with that I’d appreciate it.

OB Parrish

I will make one comment and let Mitch make one. I think The Female Health Company as a standalone business would continue, but we still have a single product company and there is inherent risk in that. We also have the volatility in competition and we have dependence upon government funding, which is volatile where the company is profitable and it does provide some cash flow. And with that I think, Mitch, you might be able to outline the use of cash and the funding of the development.

Mitch Steiner

Yes, and I have spoken directly with Eric before and I appreciate him taking the time to listen and so to answer that, you are absolutely right, having a female condom that is able to generate cash on a regular basis would be wonderful. Truth of the matter is, it’s a single product company, you are seeing a quarter, this quarter that’s worrisome, you don’t know what the next quarter is going to look like and you can look at the past and there are competitors out there. So you can, yes, there is inherent risk here in the US; we still don’t know what’s going to happen.

But, with that said, we’ve got to believe that if it stays where it is, and given the cash resources which is the account receivables plus cash, plus potentially a credit facility, and we are smart about how we spend the money and add people. So, in other words, if we had a headcount of six to seven, not 67 but six or seven individuals that are basically incredibly smart project managers, is drug development risky? Absolutely. Is it less risky in a 505(b) (2)? Yes, why. Because you are leveraging what’s already seen with this drug for efficacy and safety from the literature or with a partner who has done and spent their money. And does it take more years? Yes. Some of them will take three to five years, and some would take 18 months. And then we have in our pipeline a product that will take maybe longer than that. But the idea is not to start spending all of the money at first; the idea is to focus on two things:

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

focus on the BPH product, which if you can file an NDA next year it means you will have patient data, which will hopefully bring enterprise value; and the prostate cancer product, which once you are in phase one, which the goal is to be phase one next year with endpoints that you can see the drug is working with PSA, you will increase value. I mean, today Sanofi is putting almost a $9 billion to $10 billion bid for a company called Medovation, who did a deal with Estellis in an early phase 2 asset in prostate cancer. And if you got back and look, that wasn’t many years ago. Maybe it is five years, something like that, four years.

So, if you want significant growth, I don’t think there is a disconnect. If you want a single product company and follow that along and think that $40 million or $50 million valuation you are going to be able to get what kind of product today versus product we invest some money, you have an opportunity for some big upside. So from our standpoint, Aspen Park, we look at this as a combined deal where having some resources come in can help us to self-fund and the public markets have the ability as the products do well to be opportunistic if the stock price reflects that.

Eric Weinstein

Yes, I mean, there are many ways to approach de-risking a single product company. This one just seems a bit off the deep end for a number of reasons. But just to follow up, assuming that all goes well with product development, when would you hit breakeven assuming no incremental financing?

Mitch Steiner

So breakeven, so the idea would be that we would file the NDA in 2017 and then in 2018 we think we are making revenue, and so hoping we are going to be pretty close to flat or cash positive with the existing product as long as we are careful of the resources. So I think initially we want to be careful and try to show a win we before start spending money on other opportunities that are going to take more money. So I think it is part of the strategy. The good news is we have assets, because you have to go buy those assets and you have to collect those assets and each asset has value. And so we have a collection of assets, and now the question is move the one that is closest to the finish line first and use that to self-fund the rest. So if it’s just The Female Health Company product, you won’t be able to do it. If it is a Female Health Company product plus the BPH product, we are going to be in good shape in short time. That’s the difference between a pharmaceutical revenue versus a device or in this case the female condom which is basically a device revenue, it is just different.

Eric Weinstein

Okay, thank you.

Mitch Steiner

Thank you, appreciate the question.

Operator

The next question comes from Buzz Ikey from Ikey. Please go ahead.

Buzz Ikey

Yes, I own about a quarter million shares of the stock; I’ve owned it off and on over the years and I have been in the brokerage business 48 years and ran a hedge, microcap value hedge fund for 22 years. You all had a valuation of $80 million and then the deal was announced. Now we have got a valuation of $40 million and, of course, I will be voting for this deal. Then you are going to be merging with the company that gets 55% of the company, what was their valuation on their last raise?

OB Parrish

Mitch, you want to answer to that?

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

Mitch Steiner

Yes, and so make sure we have the same numbers. I think at the time we announced the deal, the price of the stock was $1.74 and as of yesterday the stock was about $1.50. So just—

Buzz Ikey

It was $2.70.

Mitch Steiner

No, $1.70. I know that day well, sorry.

Buzz Ikey

In March it had a high of $2.75.

Mitch Steiner

I agree with that.

Buzz Ikey

So people maybe knew about the deal and may have sold -

Mitch Steiner

No, I hope not. That would not be the case. But with that said, the real question you are asking is what is the valuation of the Aspen Park? We’ve said publically in our call last time, the last round of financing we had $100 million valuation. The Female Health Company also did a fairness opinion independent of Aspen Park and independent of The Female Health Company and came up with a valuation close to that. We are taking a percent of a company as supposed to money or cash, and the reason we are doing that is because we believe in the future growth of the company and not looking at what the company looks like today. If the company is what it looks like today, I don’t think any of us are going to be excited about the stock. I mean, you really have to believe by having this engine called the female condom and being able to come into the US and taking our products including PREBOOST®, which over the counter FDA approved ready to go now to bring some incremental sales so we can see money sooner rather than rather than later, and then all of a sudden have a pipeline of pharmaceutical products with pharmaceutical multiples, and multiples shots on goal, so that you can really have some upside for a stock that has been flat. And so that’s the thinking, at least from the Aspen Park standpoint and I know haven spoken with OB that he feels the same. OB, do you want to comment?

OB Parrish

I think it is exactly right. The question isn’t will it be successful, as I believe it will be and I believe the PPH product will come out perhaps in the 2018, that very simply the multiple in that type of a product in terms of impact in their market will be significant in itself. And if you couple that with the additional potential of the other products, I think it’s remarkable and that’s, I’m a major shareholder and that’s that of the main reason I’m for it.

Mitch Steiner

And we appreciate you, we appreciate—

Buzz Ikey

And I said, I’m going to be voting for it, but it seems like it’s a two plus two is a five situation that you have got one – you have some assets and is a little conservative and one has a little pizazz, and the Aspen Park is an area where you can have pretty high multiples but with no earnings at all and no assets go up and down the elevator. One last question, was there ever any valuation done on female health has a - say, if somebody were acquiring the company?

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

OB Parrish

We certainly have. In looking for this we went through 100 possibilities. We didn’t take that off the table, but we have had valuations done in female health and, of course, it’s a public company so the valuation is in the market.

Buzz Ikey

Okay, then. Thank you very much.

Operator

The next question comes from Joshua Horowitz from Palm Global. Please go ahead.

Joshua Horowitz

I actually have a similar question from last caller, but on the other side the coin. Mitch, did you look to do anything with Aspen other than merge with Female Health? And given that I believe less than $4 million of total capital even went into Aspen and you have turn that into a 10x multiple here, would you have been able to get even higher offers or bids from anybody else?

Mitch Steiner

Yes, so a great question. You’re saying we put $ 4 million into it and, therefore, it’s worth $4 million that’s an unfair statement. We collected four assets of which can go into five indications including an over-the-counter product, any one of those can dwarf a $4 million valuation.

What we bought to the table is creativity, going out and sniffing out after 20 years of experience opportunities that can be patented and protected and that’s what we used our money for, so we created assets. If you find an oil well, does that mean that you spent $2 million dollars, you shouldn’t have the value of what’s in the ground? No. And so, yes, we spent $4 million.

Now, what were our options? Six months ago, we were considering going out and doing a fund raise. Instead, we got a phone call from Torreya Partners, which is the bank that’s representing the Female Health Company. And after six months of going back and forth, I, as a CEO and President, and with our board, we had a discussion and said, look, what if you were able to get a similar cash raise and a product and go public and be able to make one plus one equals 10 or 15, do you know how many steps you stop? So I would argue it’s not just the valuation benefit. It is also a benefit of accessing the public markets from a standpoint of valuing your stock with these opportunities. If we are able to take these opportunities and to these assets and get out there and explain these assets to institutions that will buy stock in the combined company, there is going to be a lot of valuation created. At this point now, The Female Health Company by itself has about 6% institutional coverage. That’s small.

So I just felt that this whole thing is undervalued – the whole thing being the Female Health Company is undervalued, we’re undervalued by putting it together. But if you look at it today, then that does not really reflect where we think we’re going to be. And if we thought it was today and we just want to do a cash grab, we would have taken money. And if we are trying to do a grab for the future, we’d take a percentage and we’d grow it together. And that’s really how we thought about the deal, Josh.

Joshua Horowitz

Thank you for that.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern

Operator

Again, if you would like to ask a question, please press *1. To withdraw your question, please press *2.

Ladies and gentlemen, this concludes our question-and-answer session. I would like to turn the conference back over to management for any closing remarks.

OB Parrish

Thank you Dino. I would like to thank everybody for their participation and all the questions that were asked, they were good questions. And I would like to reiterate my support for the merger. I think it will be an outstanding opportunity for current investors and for future investors. I’m enthusiastic and I fully support it. Thanks so much for your participation.

Mitch Steiner

Thank you.

Operator

To access the digital replay of this conference, you may dial 1-877-344-7529 or 1-412-317-0088 beginning on Monday, May 2 at 9 A.M Eastern Standard Time. You’ll be prompted to enter the conference number, which will be 10084977. Please record your name and company when joining.

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

The Female Health Company

April 28, 2016 at 11:15 a.m. Eastern